UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TerraForm Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104M101

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, NY 10036

(212) 356-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,157,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,157,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,157,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Thomas A. Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,157,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,157,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,157,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Ara D. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,157,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,157,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,157,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on December 27, 2016 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of TerraForm Global, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The purchases of Shares reported herein were made using funds from the working capital of the Knighthead Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. A total of approximately $36,504,813 (excluding brokerage commissions) was paid to acquire the Shares reported in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 27, 2017, Messrs. Wagner and Cohen, on behalf of the Knighthead Funds, sent a letter to the Board (the “Knighthead Letter”) requesting that the Board immediately appoint two individuals, Nils Larsen and Neal Goldman, to the Board and to the Corporate Governance and Conflicts Committee of the Board.

Such a request is based on the Reporting Persons’ belief that the Board requires more independent directors who are representatives of the Class A shareholders, especially in light of the Board’s decision to enter into an exclusivity agreement with Brookfield Asset Management Inc. (“Brookfield”) despite what the Reporting Persons believe is an inadequate bid by Brookfield for the Issuer. The request is also based on the belief that the Issuer is at a critically important juncture due to its ongoing strategic alternatives review and its settlement discussions with SunEdison, Inc. regarding its $2 billion of claims. The foregoing summary of the Knighthead Letter is qualified in its entirety by reference to the full text of the Knighthead Letter, attached hereto as Exhibit C to this Schedule 13D and incorporated by reference herein.

The Reporting Persons have engaged and intend to continue to engage in communications with management and the Board of the Issuer regarding the composition of the Board.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a)	As of January 27, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of 8,157,500 Shares held for the accounts of the Knighthead Funds, which represents approximately 7.21% of the total Shares outstanding. Based on information in the Issuer’s Form 10-Q filed December 23, 2016, there were 113,206,700 Shares outstanding as of November 30, 2016.

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)	Each of the Reporting Persons share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 8,157,500 Shares held for the accounts of the Knighthead Funds.

(c)	Please refer to Annex A for transactions in the Shares since the filing of the Original Schedule 13D, including the transaction date, number of Shares purchased or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Knighthead Fund that effected the transaction, and where and how the transaction was effected.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Except with respect to the $57,890,000 principal amount of 9.75% Senior Notes due 2022 held in Terraform Global Operating, LLC, and except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit C:	Knighthead Letter, dated January 27, 2017.

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Knighthead Capital Management, LLC
By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member

Thomas A. Wagner
/s/ Thomas A. Wagner

Ara D. Cohen
/s/ Ara D. Cohen

January 27, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 8 of 8 Pages

ANNEX A

Schedule of Transactions

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	How Transaction Effected
1/23/17	Knighthead Master Fund, LP	BUY	395,363	$4.3763	Open Market
1/23/17	Knighthead (NY) Fund, LP	BUY	47,632	$4.3763	Open Market
1/23/17	Knighthead (NY) Fund, LP	BUY	238	$4.3130	Open Market
1/23/17	Knighthead Master Fund, LP	BUY	1,977	$4.3130	Open Market
1/23/17	Knighthead Annuity & Life Assurance Company	BUY	285	$4.3130	Open Market
1/23/17	Knighthead Annuity & Life Assurance Company	BUY	57,005	$4.3763	Open Market
1/20/17	Knighthead Annuity & Life Assurance Company	BUY	5,700	$4.0000	Open Market
1/20/17	Knighthead Master Fund, LP	BUY	39,536	$4.0000	Open Market
1/20/17	Knighthead (NY) Fund, LP	BUY	4,764	$4.0000	Open Market
1/18/17	Knighthead Annuity & Life Assurance Company	BUY	5,700	$4.0000	Open Market
1/18/17	Knighthead (NY) Fund, LP	BUY	4,763	$4.0000	Open Market
1/18/17	Knighthead Master Fund, LP	BUY	39,537	$4.0000	Open Market
1/11/17	Knighthead Master Fund, LP	BUY	209,710	$4.0000	Open Market
1/11/17	Knighthead (NY) Fund, LP	BUY	25,151	$4.0000	Open Market
1/11/17	Knighthead Annuity & Life Assurance Company	BUY	41,139	$4.0000	Open Market

Exhibit C

January 27, 2017

TerraForm Global, Inc.

7550 Wisconsin Avenue, 9th Floor

Bethesda, MD 20814

Attention: Board of Directors

Gentlemen:

Certain funds and accounts managed and/or advised by Knighthead Capital Management, LLC ("Knighthead") own common equity and senior notes of TerraForm Global, Inc. ("GLBL" or the "Company").  In order to defend the corporate integrity of GLBL and the interests of its Class A shareholders, particularly in the context of the Company's strategic alternatives review process and expected settlement with the sponsor and controlling shareholder, SunEdison, Inc. (“SUNE”), we believe the Board should immediately appoint Nils Larsen and Neal Goldman to the GLBL board of directors (“Board”) and the GLBL Corporate Governance and Conflicts Committee (“Conflicts Committee”). The Board needs more independent directors, but beyond that, the Board needs directors who are put forward by the Class A shareholders to represent their interests. In addition, because of the Board's decision to enter into an exclusivity agreement with Brookfield Asset Management Inc. (“Brookfield”) despite what we believe is an inadequate bid by Brookfield for the Company, it is imperative that the Class A shareholders be adequately represented before any final decisions are made to ensure the Class A shareholders are fairly treated in any transaction.

GLBL is at a critically important juncture due to its ongoing strategic alternatives review and its settlement discussions with SUNE regarding its $2 billion of claims. SUNE is a controlling shareholder of the Company that owns 100% of the Company's super-voting Class B shares, has the right to designate up to four directors on the Board and has 98.2% voting control over the election of the rest of the Board as well as on all other matters subject to a shareholder vote according to the Company's annual report on Form 10-K. SUNE's controlling influence leaves GLBL's public Class A shareholders extremely vulnerable.

The strategic alternatives review is critical to the value realization for Class A shareholders and the Board must not commit to any transaction without obtaining input from directors appointed by Class A shareholders. Such strategic review could lead to a sale of the Company, a sponsor replacement or status quo as a standalone company. It is imperative that the ultimate decision reached by the Board is value maximizing for Class A shareholders and is in no way impacted by SUNE’s urgent need to sell assets to satisfy its own creditors. While SUNE is incentivized to liquidate its positions in both GLBL and Terraform Power, Inc. (“TERP”) to address the ongoing costs of bankruptcy and burdensome corporate and administrative expenses, GLBL's Class A shareholders could be best served by pursing a non-sale alternative. The Board, however, has entered into an exclusivity agreement with Brookfield in which the Company has agreed to negotiate exclusively with Brookfield in connection with a possible business combination transaction. We are particularly worried that the Board, without proper Class A shareholder representation and in a moment of extreme legal uncertainty, may accept the deficient offer from Brookfield, a party that is publicly known for paying less than the replacement cost of assets (see Exhibit A). In a recent comparable transaction, Renova Energia SA sold Alto Sertao II, a wind farm in Brazil, for $585 million or $1.51 per watt to AES Corporation, which according to our calculations would imply a valuation to GLBL's stock of approximately $7.21 per share.1 Given Brookfield's much lower bid, the best path forward could be to (i) remain as a standalone (bring in a non-controlling sponsor, sell certain South African assets to offload project debt, repay corporate bonds); (ii) provide Class A shareholders the option to buy SUNE’s Class B shares at the same purchase price provided by Brookfield; and (iii) revisit strategic alternatives at a more favorable time in the future. Furthermore, it is imperative that GLBL receives fair

1 This analysis does not reflect settlement payments from SUNE. Additionally, because almost all of the Company’s project debt is recourse to Witkop Solar Park and Soutpan Solar Park in South Africa, this analysis only includes MW capacity and project debt for assets outside of Witkop Solar Park and Soutpan Solar Park.

value in the event that GLBL and TERP are sold as a combined enterprise. The Brookfield bid which allocates a much larger combined transaction premium to TERP than GLBL is highly disconcerting.2

GLBL has $2 billion of claims against SUNE which should provide a material recovery to GLBL Class A shareholders in both sale and standalone scenarios. Some of these claims classify as administrative claims or are subject to contractual setoff rights and should be recovered in full. Furthermore, SUNE has a limited ability to exchange its Class B shares for Class A shares, which could have a sizeable impact on the recovery to Class A shareholders in light of the dividend forbearance and subordination agreements in place. The Board has signed a memorandum of understanding ("MOU") with SUNE to settle these $2 billion of claims for $73-77 million without any disclosure to the market or the Class A shareholders on the process undertaken to achieve this settlement or their analysis of the fair value of these claims. In our view, given the influence of SUNE on the Board and the serious conflicts of interest, the Board owes the public shareholders full disclosure of the complete text of the MOU with SUNE and details on its analysis, supporting data and deliberations on the fair value of the settled claims, including whether a fairness opinion was obtained from an independent financial advisor. Clearly, the strategic alternatives review and the settlement discussions have a huge bearing on value realization for GLBL's Class A shareholders and it is imperative that the Board operates independently of SUNE and TERP and in an open and transparent manner to ensure an optimal outcome for GLBL and its public shareholders.

We are concerned that the Board has a track record of making decisions that are not in the best interests of the Class A shareholders. In November 2015, when SUNE was facing a liquidity crisis, SUNE overhauled the Board and the Conflicts Committee of GLBL in an apparent attempt to ensure Board approval of the prepayment of the purchase price of certain Indian solar assets from SUNE. The transaction was solely beneficial to SUNE and extremely value destructive for GLBL; $231 million of cash was misappropriated from GLBL and used for purposes having nothing to do with the Indian assets which were never delivered. Furthermore, the Company has deprived public shareholders of input on the unilateral Board changes by failing to hold an annual meeting for the election of directors for more than thirteen (13) months, which under Delaware law triggers a right for any shareholder to seek to compel a director election through the Delaware courts.

The Board faces critical choices in its ongoing strategic alternatives review and settlement discussions with SUNE and it is imperative at this time that the Board and Conflicts Committee include highly-qualified independent directors appointed by Class A shareholders. We are pleased to see the appointment of David Mack and Alan Miller as additional independent directors. However, the timing of their appointments, both shortly before or shortly after the execution of the MOU and the Brookfield exclusivity agreement, calls into question the amount of strategic input and oversight they were able to provide and furthers the case for Board members appointed by Class A shareholders. The Board additions we propose will ensure that the Board's strategic alternatives decisions are not unduly influenced by SUNE and that the settlement with SUNE is negotiated at arm’s length with appropriate consideration of the best interests of the public shareholders.

We believe that Nils Larsen and Neal Goldman are the ideal candidates to deal with GLBL’s situational complexity and ensure that the Class A shareholders are adequately protected. Nils Larsen is the President of SZR Consulting, where he specializes in strategic advisory services and independent board work in industries ranging from media to offshore drilling. Mr. Larsen has years of experience in complicated reorganizations including the restructuring of Covanta Energy, American Commercial Lines and Tribune Company. In addition, Mr. Larsen is an operating advisor with The Carlyle Group and the former President and Chief Executive Officer of Tribune Broadcasting. Neal Goldman is the Chief Executive Officer of SAGE Capital Investments, where he specializes in independent board work, turnaround consulting, strategic planning and litigation. He was previously a Managing Director of Och-Ziff Capital Management Group and a Founding Partner of Brigade Capital Management where he managed distressed and special situation investments. Throughout his career, Mr. Goldman has held numerous board positions, including roles as an independent member of the boards of directors of Lightsquared, Pimco Income Strategy Fund I & II and Catalyst Paper, as well as a member of the boards of directors of Jacuzzi Brands and NII Holdings. Since October 2016, Mr. Goldman has served on the board of directors

2 To GLBL, the combined transaction premium is worth $0.10-0.20/share, or $17-35 million in aggregate, based on 175 million shares outstanding. To TERP, the combined transaction premium is worth $0.50-1.00/share, or $70-140 million in aggregate, based on 140 million shares outstanding.

of Midstates Petroleum, an independent exploration and production company. We believe that Mr. Larsen and Mr. Goldman will be valuable additions to the Board and the Conflicts Committee and will work well with the Company’s management and its advisors to find an optimal and timely resolution to the intercompany claims with SUNE and properly evaluate strategic alternatives.

We stand ready to meet and discuss any of the issues raised by this letter.  In the meantime, we expect the Board and the Conflicts Committee to respect and defend the integrity of GLBL's corporate identity and the interests of its Class A shareholders.  We reserve any and all rights to demand the inspection of certain books and records of the Company, to compel an annual meeting to elect directors, to facilitate a Class A shareholder rights offering to purchase the Class B shares on the same terms as Brookfield, or take any other action Knighthead deems appropriate to protect the rights of the Class A shareholders.

Sincerely,

Thomas A. Wagner and Ara D. Cohen

Managing Members